:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-24548

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Movie Gallery, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

900 West Main Street
Address of Principal Executive Office (Street and Number)

Dothan, Alabama 36301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in a press release on October 16, 2007, Movie Gallery, Inc. (“the Company”) and each of its U.S. subsidiaries filed voluntary petitions in the United States Bankruptcy Court seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code. Due to the competing demands related to the Chapter 11 filing, asset impairment evaluations currently being conducted in light of the bankruptcy filing and the Company’s decision to close over 500 stores, and the previously announced review by the Company’s external auditors, Ernst & Young LLP, of its valuation allowance against its deferred tax assets at the end of fiscal 2005, the Company could not make the filing of its Form 10-Q for the Quarter ended September 30, 2007 without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas D. Johnson, Jr.	(334)	677-2108
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the thirty-nine weeks ended September 30, 2007 the Company expects to report total revenue of $1.79 billion. This is compared to revenue for the thirty-nine weeks ended October 1, 2006 of $1.88 billion. Consolidated same-store sales for the thirty-nine weeks ended September 30, 2007 decreased 3.3% due to a 9.5% decrease in same-store rental revenue, offset by a 23.8% increase in same-store product revenue. For the thirteen weeks ended September 30, 2007, the Company expects to report total revenue of $577.1 million. This is compared to revenue for the thirteen weeks ended October 1, 2006 of $583.0 million. Consolidated same-stores sales for the thirteen weeks ended September 30, 2007 increased 1.3% due to a 41.6% increase in same-store product revenue, offset by an 8.1% decrease in same-store rental revenue. Because the results of the Company’s asset impairment evaluations and review of its valuation allowance against its deferred tax asset at the end of fiscal 2005 may affect the Company’s gross profit, operating loss and net loss for the thirteen and thirty-nine weeks ended September 30, 2007, the Company is unable to make a reasonable estimate of gross profit, operating loss and net loss at this time. However, the Company expects gross profit to be lower and operating loss and net loss to be greater for the thirteen and thirty-nine weeks ended September 30, 2007 as compared to the thirteen and thirty-nine weeks ended October 1, 2006.

Movie Gallery, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2007	By:	/S/ Thomas D. Johnson, Jr.
Thomas D. Johnson, Jr. Chief Financial Officer